June 24, 2009

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington D.C. 20549

Attention: Ryan Houseal

Re:	ScanSource, Inc. Form 10-K for Fiscal Year Ended June 30, 2008 Filed August 28, 2008 File No. 000-26926

Ladies and Gentlemen:

This letter is submitted in response to comments contained in the letter dated June 4, 2009 (the “Staff’s Letter”) from Barbara C. Jacobs of the staff of the Securities and Exchange Commission (the “Staff”) to Michael L. Baur, the Chief Executive Officer of ScanSource, Inc. (the “Company”), relating to the above-referenced Form 10-K filed on August 28, 2008 (the “Annual Report”).

The comments and responses set forth below are keyed to the numbering of the comments and the heading used in the Staff’s Letter.

Annual Report on Form 10-K for fiscal year ended June 30, 2008

General

1. We refer to our conversation with your company’s counsel on June 3, 2009 to follow-up on the comment of our comment letter dated May 28, 2009. We have been informed that two of your ten largest vendors – Motorola and Avaya – account for 23.9% and 20.2% of your net sales, respectively, as of March 31, 2009. Please explain why you believe that you are not substantially dependent on these vendors and why you maintain that you are not required to file the distribution agreements with these vendors as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

U.S. Securities and Exchange Commission

June 24, 2009

Response:

As we discussed 23.9% and 20.2% of the Company’s net sales for the quarter ended March 31, 2009 were attributed to two vendors, Motorola and Avaya, respectively. The Company has two non-exclusive distribution agreements with Motorola. One agreement covers sales in the United States and the other agreement covers sales of Motorola products in Europe. The Company has two non-exclusive distribution agreements with Avaya. One agreement covers the United States and the second covers distribution of Avaya products in the United Kingdom. In addition, the Avaya agreements provide separate authorizations for the Avaya Enterprise Communications Group (“ECG”) and Avaya Small to Medium Business (“SMB”) product lines. The separate authorizations govern the distribution terms and conditions of each of these product lines. The Company’s net sales of Motorola and Avaya products pursuant to the agreements and authorizations described above at the end of the Company’s last fiscal year (June 30, 2008) were as follows:

% of Total Net Sales
Motorola United States	16.5
Motorola Europe	9.7

Avaya United States
ECG	17.6
SMB	4.4

Avaya UK	*
EGC	*
SMB	*

*	Less than 1%.

The Company will file the Motorola US and the Avaya US (ECG) agreements as exhibits to its Form 10-K for the fiscal year ending June 30, 2009 pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K In addition, the Company will include in its Form 10-K for the fiscal year ending June 30, 2009: (i) additional disclosures in the Business section regarding its vendor relationships as contained in its response letters to the Staff dated May 8, 2009 and May 27, 2009 and (ii) the risk factor provided below to the Risk Factors section.

“Terminations of a distribution or services agreement or a significant change in supplier terms, authorizations, or conditions of sale could negatively affect our operating margins, revenue or the level of capital required to fund our operations.

A significant percentage of our net sales relates to products sold to us by relatively few vendors. As a result of such concentration risk, terminations of supply or services agreements or a significant change in terms or conditions of sale from one or more of our more significant vendors could negatively affect our operating margins, revenues or the level of capital required to fund our operations. Our vendors have the ability to make significantly adverse changes in their sales terms and conditions, such as reducing the level of purchase discounts and rebates

U.S. Securities and Exchange Commission

June 24, 2009

they make available to us. We have no guaranteed price or delivery agreements with our significant vendors. In certain product categories, limited price protection or return rights offered by our vendors may have a bearing on the amount of product we may be willing to stock. Our inability to pass through to our reseller customers the impact of these changes, as well as our failure to develop systems to manage ongoing vendor programs, could cause us to record inventory write-downs or other losses and could have significant negative impact on our gross margins.

We receive purchase discounts and rebates from some vendors based on various factors, including goals for quantitative and qualitative sales or purchase volume and customer related metrics. Certain purchase discounts and rebates may affect gross margins. Many purchase discounts from vendors are based on percentage increases in sales of products. Our operating results could be negatively impacted if these rebates or discounts are reduced or eliminated or if our vendors significantly increase the complexity of process and costs for us to receive such rebates.

Our ability to obtain particular products or product lines in the required quantities and to fulfill customer orders on a timely basis is critical to our success. Our manufacturers have experienced product supply shortages from time to time due to the inability of certain suppliers to supply certain products on a timely basis. As a result, we have experienced, and may in the future continue to experience, short-term shortages of specific products. In addition, vendors who currently distribute their products through us may decide to shift to or substantially increase their existing distribution, through other distributors, their own dealer networks, or directly to resellers or end-users. Suppliers have, from time to time, made efforts to reduce the number of distributors with which they do business. This could result in more intense competition as distributors strive to secure distribution rights with these vendors, which could have an adverse effect on our operating results. If vendors are not able to provide us with an adequate supply of products to fulfill our customer orders on a timely basis or we cannot otherwise obtain particular products or a product line or vendors substantially increase their existing distribution through other distributors, their own dealer networks, or directly to resellers, our reputation, sales and profitability may suffer.”

We hope that the above response will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact the undersigned at (864) 286-4319. Thank you for your time and attention.

Sincerely, ScanSource, Inc.

/s/ Michael L. Baur
Michael L. Baur Chief Executive Officer

c:	Rich Cleys John Ellsworth